                                                                      EXHIBIT 12

                            FIRST DATA CORPORATION
                                COMPUTATION OF
                      RATIO OF EARNINGS TO FIXED CHARGES
                             (Dollars in Millions)


                                Three months ended June 30,       Six months ended June 30,
                                ---------------------------    -------------------------------
                                   2001           2000             2001                2000
                                ---------     -------------    --------------      -----------
Earnings:
  Income before income taxes    $343.6(1)        $ 302.4(2)        $609.7(1)        $532.0(3)

  Interest expense                31.3              18.9             62.8             39.3
  Other adjustments               12.2              11.0             24.5             23.1
                                ---------     -------------       -----------      -----------

Total earnings (a)              $387.1           $ 332.3           $697.0           $594.4
                                =========     =============       ===========      ===========

Fixed charges:
  Interest expense              $ 31.3           $  18.9           $ 62.8           $ 39.3
  Other adjustments               12.2              11.0             24.5             23.1
                                ---------     -------------       -----------      -----------

Total fixed                     $ 43.5           $  29.9           $ 87.3           $ 62.4
  charges (b)
                               ==========     =============        ===========     ============

Ratio of earnings to fixed
 charges (a/b)                     8.90             11.11             7.98             9.53

(1) Includes restructuring, business divestitures and other net benefits of $5.7 million. The pro forma ratio of earnings to fixed charges without this benefit would have been 8.77 and 7.92 for the quarter and six months ended June 30, 2001, respectively.

(2) Includes restructuring and other net charges of $2.8 million. The pro forma ratio of earnings to fixed charges without these charges would have been
     11.21 for the quarter ended June 30, 2000.

(3) Includes restructuring and business divestiture charges of $12.3 million. The pro forma ratio of earnings to fixed charges without these charges would have been 9.72 for the six months ended June 30, 2000.

For purposes of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt, amortization of deferred financing costs and a portion of rentals determined to be representative of interest. Earnings consist of income before income taxes plus fixed charges.

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